FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

New York, February 8th, 2006.- The following communications will be published on major financial newspapers in the days ahead. The messages contained on those advertisements are:

On course. The generation mix of our assets is balanced to accurately match Spain’s future consumption requirements.

On a roll. Our latest results prove that the targets presented in the company’s strategic plan can be surpassed.

On and on. With net income up 151%, EBITDA up 66% and EBIT up 67%, our excellent 2005 results underscore the strength of our European business.

On stream. As our 2005 results show, we are a serious competitor in the natural gas sector, with a market share of 12%.

Onward. The market revaluation of Endesa, founded on our formidable 2005 results, provides solid confirmation of the company’s higher value.

On top. We are generating growth and value, beating our strategic plan objectives.

Endesa. Stronger business, greater value.

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of ENDESA filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

on course

on top

endesa

Stronger business, greater value.

www.endesa.es

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-boloing statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-looking statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-looking statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

onward

Increasing market valuations of Endesa,
founded on our formidable 2005 results,
provide solid confirmation
of the company's higher value.

on top

endesa

Stronger business, greater value.

www.endesa.es

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-looking statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

on
stream
Our 2005 results show our improved position in the gas market, where we have become the second largest player with a 12% market share.
on top
We are generating growth and value, beating our strategic plan objectives.
endesa
Stronger business, greater value.
www.endesa.es

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-looking statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: February 9th, 2006	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations